UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Sonus Networks, Inc.
Full Name of Registrant

Former Name if Applicable

7 Technology Park Drive
Address of Principal Executive Office (Street and Number)

Westford, Massachusetts 01886
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The delay in the filing of the Registrant’s report on Form 10-K for the period ended December 31, 2006 is a result of the Registrant's voluntary review of its historical stock option grant practices.  At this time, the Registrant has completed its review of historical grant practices and has concluded that the appropriate measurement dates for financial accounting purposes of certain stock option grants differ from the recorded grant dates of those awards. Although the Registrant has not yet completed its evaluation of the accounting impact resulting from the change in measurement dates, the Registrant’s Audit Committee, in consultation with Registrant’s management and its advisors, has concluded that the Registrant will restate certain historical financial statements to record additional stock-based compensation expense, related tax impacts and the correction of any other previously unrecorded adjustments previously determined to be immaterial.  The Registrant has not yet determined the amounts of the adjustments for the periods that will require restatement or the amounts of adjustments that will impact the Registrant’s financial statements as of and for the year ended December 31, 2006. Accordingly, the Registrant’s December 31, 2006 financial statements cannot yet be completed.

(Attach extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Charles Gray	(978)	614-8505
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

The Registrant has not filed its Form 10-Q for the period ended June 30, 2006 and Form 10-Q for the period ended September 30, 2006.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the Registrant completes the evaluation of the accounting impact resulting from the change in measurement dates for certain stock option grants, the Registrant is unable to complete its accounting for the year ended December 31, 2006.  However, the Registrant anticipates that the total revenues for the year ended December 31, 2006 will increase significantly from the total revenues for 2005. Excluding any stock-based compensation expense that may arise from the change in measurement dates for certain option grants, non-GAAP net income for the year ended December 31, 2006 is expected to increase significantly from non-GAAP net income for 2005.

Sonus Networks, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2007	By	/s/ Ellen B. Richstone
Ellen B. Richstone
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).